Exhibit 12.1

REVLON CONSUMER PRODUCTS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Year Ended December 31,
	2000		2001		2002	2003		2004
(Loss) income from continuing operations before income taxes	$(119.4)		$(148.2)		$(277.2)	$(153.7)		$(133.7)
Interest expense	144.5		140.5		159.0	174.5		130.8
Amortization of debt issuance costs	5.6		6.2		7.7	8.9		8.2
Portion of rental expense deemed to represent interest	10.9		9.6		9.1	9.0		6.4
Earnings (loss) before fixed charges	$41.6		$8.1		$(101.4)	$38.7		$11.7

Interest expense	$144.5		$140.5		$159.0	$174.5		$130.8
Amortization of debt issuance costs	5.6		6.2		7.7	8.9		8.2
Portion of rental expense deemed to represent interest	10.9		9.6		9.1	9.0		6.4
Fixed charges	161.0		156.3		175.8	192.4		145.4
Ratio of earnings to fixed charges	0.3	x	0.1	x	(0.6x )	0.2	x	0.1	x
Deficiency of earnings to fixed charges	$119.4		$(148.2)		$(277.2)	$(153.7)		$(133.7)